Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Creative Host Services, Inc.
at
$3.40 Net Per Share
by
Yorkmont Five, Inc.,
a wholly owned indirect subsidiary of
Compass Group USA Investments, LLP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON THURSDAY, MARCH 25, 2004, UNLESS THE OFFER IS EXTENDED.

________________________________________________________________________________

    THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF FEBRUARY 18, 2004, AS AMENDED, AMONG COMPASS USA INVESTMENTS, LLP, YORKMONT FIVE, INC. AND CREATIVE HOST SERVICES, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO, AND IN THE BEST INTEREST OF THE COMPANY’S SHAREHOLDERS, (II) APPROVED AND ADOPTED THE MERGER AGREEMENT, THE OPTION AGREEMENT (AS DEFINED HEREIN), THE OFFER AND THE MERGER AND (III) RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK OF THE COMPANY (THE “SHARES”) PURSUANT TO, AND SUBJECT TO THE TERMS AND CONDITIONS OF, THE OFFER, AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST 90% OF ALL SHARES OUTSTANDING ON THE DATE OF PURCHASE. THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF VARIOUS OTHER CONDITIONS. SEE SECTION 14 — “CERTAIN CONDITIONS OF THE OFFER.”

    IF MORE THAN 50% BUT LESS THAN 90% OF THE THEN-OUTSTANDING SHARES ARE TENDERED PURSUANT TO THE OFFER AND NOT WITHDRAWN, COMPASS GROUP USA INVESTMENTS, LLP AND YORKMONT FIVE, INC. WILL, UNDER CERTAIN CIRCUMSTANCES DESCRIBED HEREIN, (I) EXTEND THE OFFER, AS DESCRIBED HEREIN, (II) AMEND THE OFFER AND EXERCISE THE OPTION PURSUANT TO THE OPTION AGREEMENT AND REDUCE THE NUMBER OF SHARES SUBJECT TO THE OFFER TO SUCH NUMBER THAT, WHEN COMBINED WITH THE NUMBER OF SHARES ISSUED UPON EXERCISE OF THE OPTION AGREEMENT, WOULD EQUAL, ONE SHARE MORE THAN 90% OF THE OUTSTANDING SHARES, SUBJECT TO THE LIMITATIONS PROVIDED IN THE OPTION AGREEMENT DESCRIBED HEREIN, OR (III) AMEND THE OFFER SO THAT IT IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF SHARES EQUAL TO 49.9% OF ALL OUTSTANDING SHARES.

    IN CONNECTION WITH THE MERGER AGREEMENT, COMPASS GROUP USA INVESTMENTS, LLP AND YORKMONT FIVE, INC. ENTERED INTO A TENDER AND VOTING AGREEMENT DATED AS OF FEBRUARY 18, 2004, WITH A MANAGEMENT SHAREHOLDER OF THE COMPANY AND A TENDER AGREEMENT DATED AS OF FEBRUARY 18, 2004 WITH ANOTHER SHAREHOLDER OF THE COMPANY (COLLECTIVELY, THE “TENDER AGREEMENTS”), WHO TOGETHER OWN APPROXIMATELY 40.3% OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY. PURSUANT TO THE TENDER AGREEMENTS, SUCH SHAREHOLDERS HAVE AGREED TO TENDER SUCH SHARES PURSUANT TO THE OFFER.

IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder’s Shares should either (1) complete and sign the Letter of Transmittal (or manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such manually signed facsimile) and any other required documents to Computershare Trust Company of New York (the “Depositary”) and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such manually signed facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2, deliver an Agent’s Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2, in each case prior to the expiration of the Offer, or (2) request such shareholder’s broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in Section 2.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

February 26, 2004

i

SUMMARY TERM SHEET

      Yorkmont Five, Inc., a California corporation, which is referred to in this Offer to Purchase as “Purchaser,” “we” or “us,” is offering to purchase (the “Offer”) all of the outstanding shares of Common Stock, no par value (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a price of $3.40 per Share, net to the seller, in cash without interest. The following are some of the questions you, as a shareholder of the Company, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who Is Offering To Buy My Shares?

      Our name is Yorkmont Five, Inc. We are a California corporation formed for the purpose of making a tender offer for all of the common stock of the Company. We are a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership, which is referred to in this Offer to Purchase as “Parent.” Parent is an indirect, wholly owned subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, which is referred to in this Offer to Purchase as “Ultimate Parent”. See “Introduction” and Section 9 — “Certain Information Concerning Parent, Purchaser and Ultimate Parent” of this Offer to Purchase.

What Shares Are Being Sought In The Offer?

      We are seeking to purchase all of the outstanding common stock of the Company. See “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.

How Much Are You Offering To Pay, What Is The Form Of Payment And Will I Have To Pay Any Fees Or Commissions?

      We are offering to pay $3.40 per Share, net to you, in cash without interest (the “Offer Price”). If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.

Why Are You Making This Offer?

      The Offer is the first step in Parent’s plan to acquire the Company, as provided in the Agreement and Plan of Merger, as amended (the “Merger Agreement”) dated as of February 18, 2004 among Parent, Purchaser and the Company. The Merger Agreement provides for the merger (the “Merger”) of Purchaser with and into the Company following the purchase of Shares pursuant to the Offer. In the Merger, each Share (other than Shares (a) held by the Company, Purchaser or Parent or (b) as to which dissenter’s rights are properly exercised under California law) will be converted into the right to receive the same consideration as is being offered to shareholders of the Company pursuant to this Offer. See Section 12 — “Purpose of the Offer; the Merger Agreement; Related Agreements; Plans for the Company — The Merger Agreement” of this Offer to Purchase.

What Does The Company’s Board Of Directors Think Of The Offer?

      We are making the Offer pursuant to the Merger Agreement. The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of, the Company’s shareholders, (b) approved and adopted the Merger Agreement, the Option Agreement described in this Offer to Purchase, the Offer and the Merger and (c) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to, and subject to the terms and conditions of, the Offer.

Does Purchaser Have The Financial Resources To Make Payment?

      Yes. We will need approximately $32,675,000 to purchase all of the Shares and to complete the Offer and the Merger. Parent has agreed to provide us with sufficient funds to complete the Offer. The Offer is not conditioned upon any financing arrangements. See Section 10 — “Source and Amount of Funds” of this Offer to Purchase.

Is Purchaser’s Financial Condition Relevant To My Decision To Tender In The Offer?

      No. We are offering to pay cash for the Shares rather than stock or other securities. Because Parent has agreed to provide us with the funds needed to complete the Offer if the conditions described in this Offer to Purchase are satisfied, and because there are no financing contingencies related to the Offer, we do not believe our financial condition is relevant to your decision whether to tender your Shares.

How Long Do I Have To Decide Whether To Tender In The Offer?

      The Offer expires on the later of (a) 12:00 Midnight, New York City time, on March 25, 2004, or (b) the latest time and date on which any extension of the Offer will expire (the “Expiration Date”). Thus, you will have at least until 12:00 Midnight, New York City time, on March 25, 2004, to tender your Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.

      If shareholders fail to tender 90% of the outstanding Shares by the scheduled Expiration Date, your receipt of the Offer Price could be delayed for a significant period of time while we seek additional tenders or seek shareholder approval of the Merger. Also, there is a risk that one or more of the conditions to the Offer could not be satisfied during an extension of the Offer.

Can The Offer Be Extended And Under What Circumstances?

      Subject to the terms of the Merger Agreement, we can extend the Offer. The Merger Agreement provides that we may extend the Offer for one or more periods of time we reasonably believe necessary to cause the conditions to our Offer to be satisfied, if on a scheduled Expiration Date any of the conditions to our Offer are not satisfied. However, we may not extend the Offer beyond July 2, 2004 without the Company’s prior written consent.

      If all conditions to the Offer have been satisfied or waived, we will accept for payment and pay for all Shares that are tendered and not withdrawn at such time (Shares may not be withdrawn after acceptance for payment) and provide a “subsequent offering period” for at least three business days, during which time shareholders whose Shares have not yet been tendered may tender, but not withdraw, their Shares and receive the Offer consideration. We are not permitted under the federal securities laws to provide a subsequent offering period of more than 20 business days. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

How Will I Be Notified If The Offer Is Extended?

      If we extend the Offer, we will inform Computershare Trust Company of New York, the depositary for the Offer (the “Depositary”), of that fact, and we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

What Are The Most Significant Conditions To The Offer?

      There is no financing condition to the offer; however, we are not obligated to purchase any Shares that you validly tender unless the number of Shares validly tendered and not withdrawn before the Expiration Date of the Offer represents, in the aggregate, at least 90% of the Shares outstanding on the date of purchase. If more than 50% but less than 90% of the Shares then outstanding are validly tendered pursuant to the Offer and not withdrawn, Purchaser and Parent will, as described in this Offer to Purchase, either extend the Offer, exercise the Option Agreement described in this Offer to Purchase and purchase enough Shares such that Purchaser would own one Share more than 90% of all Shares outstanding on the date of purchase or reduce the number of Shares subject to the Offer to a number equal to 49.9% of the Shares then outstanding. See “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.

      If the number of Shares subject to the Offer is reduced, we may reduce the amount of Shares we will purchase from you by the same proportion we reduce the amount purchased from all other tendering shareholders. If the Merger occurs, you will receive the Offer Price as the Merger consideration, subject to your right, if any, under California law to dissent and demand the fair market value of your Shares, for your Shares that were either not tendered or tendered but not purchased in the Offer. See Section 12 — “Purpose of the Offer; The Merger Agreement; Related Agreements; Plans for the Company — Dissenter’s Rights” of this Offer to Purchase.

      The Offer is also subject to the condition that the Company obtain a consent to the Merger from counterparties to customer contracts representing projected 2004 revenue of at least $40,000,000. We cannot predict the amount of time required to obtain these consents and satisfy this condition. The Offer is also subject to the condition that the Company’s Net Indebtedness (as defined in the Merger Agreement) does not exceed $9,900,000.

      We are also not obligated to purchase any Shares you validly tender if any other conditions are not satisfied or waived. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

How Do I Tender My Shares?

      To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required, to the Depositary, not later than the time the Offer expires. If your Shares are held in street name, the Shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the Depositary by the expiration of the Offer, you may obtain additional time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agent’s Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.

Until What Time Can I Withdraw Previously Tendered Shares?

      You can withdraw Shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by March 25, 2004, you can withdraw them at any time after such time until we accept Shares for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights” of this Offer to Purchase.

How Do I Withdraw Previously Tendered Shares?

      To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights” of this Offer to Purchase.

What Are The Tax Consequences Of The Sale of Shares Through The Offer?

      The sale of Shares to us through the Offer is a taxable transaction for U.S. federal income-tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. In general, if you are a United States person, as defined under U.S. federal income-tax law, you will recognize gain or loss equal to the difference between the amount of cash that you receive from us for the Shares and the tax basis of your Shares.

      We encourage you to consult with your own tax advisor about the particular effect the Offer will have on you. See Section 5 — “Certain U.S. Federal Income-Tax Consequences” of this Offer to Purchase.

Have Any Shareholders Already Agreed To Tender Their Shares?

      Yes. Shareholders holding 3,562,668 Shares have entered into agreements with Parent and Purchaser under which they have agreed to tender their Shares in the Offer. See “Introduction” and Section 12 — “Purpose of the Offer; The Merger Agreement; Related Agreements; Plans for the Company — Tender Agreements”.

Will The Tender Offer Be Followed By A Merger If All The Shares Are Not Tendered In The Offer?

      If we accept for payment and pay for at least 90% of the Shares outstanding on the date of purchase, we will promptly take steps to merge with the Company. If Purchaser elects to reduce the number of Shares subject to the Offer to a number equal to 49.9% of the Shares then outstanding, then Purchaser will seek the approval of the holders of a majority of the Company’s outstanding shares to consummate the Merger. If Purchaser does elect to accept for payment a number of Shares between 50% and 90% of the then-outstanding Shares, Purchaser also will seek a fairness hearing before the Commissioner of Corporations of the State of California followed by seeking approval of a majority of the outstanding Shares to consummate the Merger. We and one shareholder have signed a tender and voting agreement, representing 900,000 Shares, under which that shareholder has agreed to vote those Shares in favor of the Merger. If that merger takes place, it will result in Parent owning all of the Shares, because the remaining shareholders of the Company will receive $3.40 per Share in cash, without interest (or any higher price per Share that is paid in the Offer) for their Shares in the Merger.

      There are no dissenters’ rights available in connection with the Offer. However, if the Merger takes place, shareholders who have not tendered their Shares in the Offer and who do not vote in favor of the Merger will have dissenters’ rights under California law. See Section 12 — “Purpose of the Offer; The Merger Agreement; Related Agreements; Plans for the Company — Dissenters’ Rights” of this Offer to Purchase.

If I Decide Not To Tender, How Will The Offer Affect My Shares?

      If you decide not to tender your Shares in the Offer, you may also contribute to a delay in the timing of the Merger because we may not receive valid tenders of 90% of the outstanding Shares.

      If the Merger takes place, shareholders who do not tender in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to their right to pursue dissenters’ rights under California law. Therefore, if the Merger takes place and you do not perfect your dissenters’ rights, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If the Merger does not take place, however, you will continue to hold Shares and there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares because the number of Shares still held publicly and the number of shareholders may be too small. Also, the Shares may no longer be eligible to be traded on the Nasdaq Stock Market or any other securities exchange, and the Company may cease making filings with the Securities and Exchange Commission (the “Commission”) or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and Section 12 — “Purpose of the Offer; The Merger Agreement; Related Agreements; Plans for the Company” of this Offer to Purchase.

What Is The Market Value Of My Shares As Of A Recent Date?

      On February 17, 2004, the last trading day before the Company and Parent announced that they had signed the Merger Agreement, the last sale price of the Shares reported on the Nasdaq Stock Market was $2.78 per Share. On February 25, 2004, the last trading day before we commenced our tender offer, the last reported sale price of the Shares was $3.36 per Share. We advise you to obtain a recent quotation for the

Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends” of this Offer to Purchase.

To Whom Can I Talk If I Have Questions About The Tender Offer?

      You can call MacKenzie Partners, Inc. at (800) 322-2885. MacKenzie Partners, Inc. is acting as the information agent for our Offer. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
Creative Host Services, Inc.:

INTRODUCTION

      Yorkmont Five, Inc., a California corporation (“Purchaser”) and wholly owned indirect subsidiary of Compass Group USA Investments, LLP (“Parent”), hereby offers to purchase all the outstanding shares of common stock, no par value (collectively, the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a price of $3.40 per Share, net to the seller, in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”).

      Shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders whose Shares are held through banks or brokers should check with such institutions as to whether they charge any service fees. Purchaser will not pay any of those service fees.

      Purchaser will pay all fees and expenses of Computershare Trust Company of New York, which is acting as the Depositary (the “Depositary”), and MacKenzie Partners, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer.

      The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (as defined below), are fair to, and in the best interest of, the Company’s shareholders, (b) approved and adopted the Merger Agreement, the Option Agreement (as defined below), the Offer and the Merger and (c) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to, and subject to the terms and conditions of, the Offer. The factors considered by the Board of Directors of the Company in arriving at its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement and to recommend that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer are described in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the Securities and Exchange Commission (the “Commission”) and is being mailed to shareholders of the Company concurrently herewith.

      The Offer expires on the later of (a) 12:00 Midnight, New York City time, on March 25, 2004, or (b) the latest time and date on which any extension of the Offer will expire (the “Expiration Date”).

      Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”) has acted as the Company’s financial advisor. The opinion of Houlihan, dated February 12, 2004, that, as of such date, the consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders is set forth in full as an annex to the Schedule 14D-9. Shareholders are urged to, and should, read carefully the Schedule 14D-9 and such opinion in their entirety.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares that would represent at least 90% of the Shares outstanding on the date of purchase (the “Minimum Condition”). The Offer is also subject to the satisfaction of various other conditions. See Section 14 for a detailed discussion of those conditions.

      The Offer is being made under the terms of an Agreement and Plan of Merger dated February 18, 2004, as amended (the “Merger Agreement”), among Parent, Purchaser and the Company, under which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent. At the effective time of the Merger (the “Effective Time”) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under California law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest.

      The purpose of the Offer is for Parent, indirectly through Purchaser, to acquire a voting interest in the Company as the first step in a business combination. In the event the Minimum Condition is not satisfied on any scheduled Expiration Date, subject to the right of Parent or Purchaser to terminate the Merger Agreement pursuant to its terms (for reasons other than failure to meet the Minimum Condition (unless the Revised Minimum Number (as defined below) has not been tendered)), Purchaser shall take, and Parent shall cause Purchaser to take, one of the actions set forth in the following clauses (x), (y), or (z) (provided that Purchaser shall have complete discretion as to which action to take): (x) extend the Offer pursuant to the provisions of the Merger Agreement, (y) amend the Offer in contemplation of the exercise of the Option Agreement (to the extent the Option Agreement is exercisable at such time) to reduce the Minimum Condition to that number of Shares (the “Option Exercise Minimum Number”) equal to the number of Shares that, when combined with the number of Shares issued upon exercise of the Option Agreement, equals one Share more than 90% of the Shares then outstanding; provided that the number of Shares issued upon exercise of the Option Agreement may not exceed 2,099,200 Shares outstanding at the time such option is exercised, or (z) amend the Offer to provide that, in the event (i) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (after giving effect to the issuance of any Shares theretofore acquired by Parent or Purchaser) and (ii) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next-scheduled Expiration Date is more than 50% of the then-outstanding Shares, Purchaser shall waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to 49.9% of the Shares then outstanding (the “Revised Minimum Number”) and, subject to the prior satisfaction or waiver of the other conditions of the Offer, either (A) purchase, on a pro rata basis, the Revised Minimum Number of Shares or (B) (1) purchase all Shares that have been tendered and not withdrawn as of such Expiration Date, (2) prepare and file a permit application under Section 25142 of the California General Corporation Law (the “CGCL”) and a related information statement or other disclosure document, and shall request a hearing on the fairness of the terms and conditions of the Merger pursuant to Section 25142 of the CGCL, and (3) otherwise comply with the CGCL (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the Expiration Date). If Purchaser elects to seek a hearing on the fairness of the terms and conditions of the Merger, it will still need to seek shareholder approval of the Merger.

      The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the principal terms of the Merger Agreement by the requisite vote of the shareholders of the Company, if required by the CGCL. Under the CGCL, if Parent or Purchaser acquires, pursuant to the Offer, the Option Agreement or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the expiration of the Offer without a meeting of shareholders of the Company, in accordance with Section 1110 of the CGCL (the “Short-Form Merger”). Under the CGCL, the Merger consideration paid to the shareholders of the Company may not be cash if Parent and Purchaser own, directly or indirectly, more than 50% but less than 90% of the then-outstanding Shares, unless either all the shareholders of the Company consent to the Merger or the Commissioner of Corporations of the State of California (the “Corporations Commissioner”) approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If, pursuant to the Offer, the Option Agreement or otherwise, Purchaser does not acquire Shares that, together with Shares owned by Parent or Purchaser, represent at least 90% of the Shares then outstanding as of any scheduled Expiration Date, and Purchaser instead amends the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Number, then Purchaser, together with Parent, would own 49.9% of the Shares then outstanding upon consummation of the Offer, and would thereafter solicit the approval of the Merger and the Merger Agreement by a majority vote of the outstanding Shares. Under such circumstances, a significantly longer period of time will be required to effect the Merger and tendering shareholders will be delayed in receiving a payment of the Merger consideration. For a description of the conditions set forth in the Merger Agreement and the CGCL as it relates to this transaction, see Section 12.

      This Offer to Purchase also constitutes notice pursuant to Section 1110 of the CGCL that if Purchaser, Parent or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, Parent or Purchaser will cause the Short-Form Merger to become effective without any further notice to shareholders of the Company.

      Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent’s and Purchaser’s entering into the Merger Agreement, the Company entered into a Stock Option Agreement, dated as of February 18, 2004 (the “Option Agreement”), with Parent and Purchaser. Pursuant to the Option Agreement, the Company granted to Parent and Purchaser an irrevocable option (the “Top-Up Stock Option”) to purchase that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any other subsidiary of Parent immediately following consummation of the Offer, will constitute one Share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) up to a maximum of 2,099,200 Shares at a purchase price per Top-Up Option Share equal to the Offer Price, subject to the terms and conditions set forth in the Option Agreement, including, without limitation, that the Top-Up Stock Option shall not be exercisable if the number of Shares that would otherwise be issued thereunder would exceed the number of authorized Shares available for issuance at the time such option is exercised. If the Top-Up Stock Option is exercised by Purchaser (resulting in Purchaser and Parent owning one Share more than 90% or more of the Shares then outstanding), Purchaser will be able to effect the Short-Form Merger, subject to the terms and conditions of the Merger Agreement. The Option Agreement is more fully described in Section 12.

      In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement, dated February 18, 2004, with Mr. Sayed Ali, the President and Chief Executive Officer of the Company, and a Tender Agreement with J. Stewart Jackson, IV, an individual shareholder of the Company (collectively, the “Tender Agreements”; Mr. Ali and Mr. Jackson are collectively referred to as the “Tendering Shareholders”). Pursuant to the Tender Agreements, the Tendering Shareholders have agreed to tender an aggregate of 3,562,668 Shares owned by the Tendering Shareholders (the “Committed Shares”). Mr. Ali has agreed to vote his Committed Shares in favor of the Merger. The Committed Shares represent approximately 40.3% of the Shares that as of February 18, 2004 were issued and outstanding. The Tender Agreements are described in more detail in Section 12.

      The Company has informed Purchaser that, as of February 18, 2004, there were: (a) 8,830,140 Shares issued and outstanding; (b) no more than 535,500 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares from the Company and (c) no more than 1,340,800 Shares reserved for issuance upon the exercise of outstanding warrants to purchase Shares from the Company. Assuming that no Shares are otherwise issued after February 18, 2004, the Minimum Condition will be satisfied if at least 7,947,126 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding on the date that Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Condition is satisfied, and Purchaser accepts for payment Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of the Company’s Board of Directors and to effect the Merger without the affirmative vote of any other shareholder of the Company.

      The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, at least 49.9% of the Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause Purchaser’s designees to be so elected. Purchaser’s right to designate directors on the Company’s Board of Directors is more fully described in Section 12. In addition, the present members of the Company’s Board of Directors will resign as of the Effective Time.

      Certain U.S. federal income-tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5.

      This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 3. Initially, the term “Expiration Date” means 12:00 Midnight, New York City time, on March 25, 2004.

      The Merger Agreement and the Offer may be terminated by Parent and Purchaser if certain events occur. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right to modify the terms and conditions of the Offer. Subject to the provisions of the Merger Agreement, including the provisions of the Merger Agreement described in the next paragraph, and the applicable rules and regulations of the Commission, if by the Expiration Date any of such conditions to the Offer have not been satisfied, Purchaser reserves the right (but shall not be obligated) to (a) terminate the Offer and return all tendered Shares to tendering shareholders, (b) waive such unsatisfied conditions and purchase all Shares validly tendered or (c) extend the Offer and, subject to the terms of the Offer (including the rights of shareholders to withdraw their Shares), retain the Shares that have been tendered, until the termination of the Offer, as extended.

      Under the terms of the Merger Agreement, Purchaser may not, without the prior written consent of the Company, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) change or waive the Minimum Condition, (d) add any other conditions to the Offer other than the conditions set forth in the Merger Agreement, or modify any conditions set forth in the Merger Agreement, or amend, modify or supplement any other terms of the Offer in any manner adverse to the Company’s shareholders, (e) change the form of consideration payable in the Offer or (f) extend the Offer beyond July 2, 2004. If the Minimum Condition is not satisfied on any scheduled Expiration Date, subject to any right of Parent or Purchaser to terminate the Merger Agreement pursuant to its terms (for reasons other than failure to meet the Minimum Condition (unless the Revised Minimum Number has not been tendered)), Purchaser shall, and Parent shall cause Purchaser to, take one of the actions set forth in the following clauses (x), (y) or (z) (provided that Purchaser shall have complete discretion concerning which action to take): (x) extend the Offer pursuant to the provisions of the Merger Agreement, (y) amend the Offer in contemplation of the exercise of the Option Agreement (to the extent the Option Agreement is exercisable at such time) to reduce the Minimum Condition to the Option Exercise Minimum Number; provided, however, that the number of Shares issued upon the exercise of the Option Agreement may not exceed 2,099,200 Shares outstanding at the time such option is exercised or (z) amend the Offer to provide that, if (i) the Minimum Condition is not satisfied at the next scheduled Expiration Date (after giving effect to the issuance of any Shares theretofore acquired by Parent or Purchaser) and (ii) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% but less than 90% of the then-outstanding Shares, Purchaser shall waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Number and, subject to the prior satisfaction or waiver of the other conditions of the Offer, either (A) purchase, on a pro rata basis, the Revised Minimum Number of Shares or (B) (1) purchase all Shares that have been tendered and not withdrawn as of such Expiration Date, (2) prepare and file a permit application under Section 25142 of the CGCL and a related information statement or other disclosure document, and shall request a hearing on the fairness of the terms and conditions of the Merger pursuant to Section 25142 of the CGCL, and (3) otherwise comply with the CGCL (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the Expiration Date). Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

      Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement of that action. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, the term “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

      If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 3. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after termination or withdrawal of such bidder’s offer.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

      Rule 14d-11 under the Exchange Act permits Purchaser to provide a subsequent offering period of from three business days to 20 business days in length (a “Subsequent Offering Period”) following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender, but not withdraw, Shares not tendered in the Offer. A Subsequent Offering Period is not an extension of the Offer, which, if any, already will have been completed. Pursuant to Rule 14d-11, Purchaser may include a Subsequent Offering Period so long as, (a) the initial Offer remained open for a minimum of 20 business days and has expired, (b) the Offer is for all outstanding Shares, (c) Purchaser accepts and promptly pays for all Shares validly tendered during the initial Offer, (d) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered in the Offer to date, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (e) Purchaser immediately accepts and promptly pays for all Shares as they are tendered during the Subsequent Offering Period and (f) Purchaser offers the Offer Price to shareholders who tender in the initial Offer and the Subsequent Offering Period.

      Purchaser intends to include a Subsequent Offering Period of no less than three business days in the event that the Minimum Condition and all of the other conditions to the Offer have been satisfied or waived as of the Expiration Date. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to

Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to shareholders tendering Shares in the Offer or in a Subsequent Offering Period.

      The Company has provided Purchaser with the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares

      Valid Tender. For a shareholder to validly tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described under “Book-Entry Transfer”, either a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

      The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation (as defined below)). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. Although delivery of Shares may be made through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, also must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation”. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer

Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered and such registered holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program or the Stock Exchange Medallion Program or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (such participant, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed. See Instructions 1 and 5 to the Letter of Transmittal.

      Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder’s tender may be effected if all the following conditions are met:

(a) such tender is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

(c) either (i) the certificates for tendered Shares together with a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery, or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer”, either a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and any other required documents, is received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. For purposes of the foregoing, a “trading day” is any day on which the Nasdaq Stock Market (the “Nasdaq”) is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The procedures for guaranteed delivery specified above may not be used during any Subsequent Offering Period.

      Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares, regardless of any extension or amendment of the Offer or any delay in paying for such Shares.

      Appointment. By executing a Letter of Transmittal (or manually signed facsimile thereof), or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, a tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after February 18, 2004. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders immediately upon Purchaser’s acceptance for payment of such Shares.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

      Backup Withholding. In order to avoid “backup withholding” of U.S. federal income-tax on payments of cash pursuant to the Offer, a shareholder tendering Shares in the Offer who is a U.S. citizen or U.S. resident alien must, unless the shareholder is exempt, provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 28% by the Depositary. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain shareholders (including, among others, certain corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. Withdrawal Rights

      Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 25, 2004.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

4. Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

      In all cases (including during a Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a)(1) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (b) any other required documents. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

      The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting that payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

      If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), and the terms of the Merger Agreement (requiring that Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 3.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

      Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. Certain U.S. Federal Income-Tax Consequences

      The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction to the recipient shareholder for U.S. federal income-tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income-tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between (1) the amount of cash received by the shareholder pursuant to the Offer or Merger and (2) the aggregate adjusted tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be.

      If Shares sold pursuant to the Offer or the Merger were held by the selling shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder’s holding period for the Shares exceeds one year. In the case of a tendering noncorporate shareholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 15%. The gain from the sale of such Shares may also be subject to the Alternative Minimum Tax. In addition, there are limits on the deductibility of capital losses.

      A shareholder (other than certain exempt shareholders including, among others, certain corporations and certain foreign individuals and entities) that tenders Shares or has Shares converted in the Merger may be subject to 28% backup withholding unless the shareholder (1) provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and (2) otherwise complies with the applicable requirements of the backup withholding rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 2. Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

      If backup withholding applies to a shareholder, the Depositary is required to withhold 28% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding will be credited against the U.S. federal income-tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income-tax return.

      The foregoing discussion may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code — such as non-U.S. persons, life-insurance companies, tax-exempt organizations and financial institutions — and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion or other risk-reduction transaction. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

6. Price Range of the Shares; Dividends

      The Shares are listed on the SmallCap MarketSM tier of the Nasdaq (the “SmallCap Market”) under the symbol “CHST”. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the Nasdaq, as reported in the Company’s Form 10-KSB for the year ended December 31, 2002 and as reported by published financial services for the year ended December 31, 2003 and the specified period during the first quarter of 2004.

	High	Low

Fiscal Year Ended December 31, 2002:

First Quarter	$1.34	$0.97

Second Quarter	1.87	1.28

Third Quarter	2.24	1.31

Fourth Quarter	2.04	1.55

Fiscal Year Ended December 31, 2003:

First Quarter	$1.99	$1.62

Second Quarter	2.10	1.31

Third Quarter	2.38	1.76

Fourth Quarter	2.69	2.02

Fiscal Year Ending December 31, 2004:

First Quarter (through February 18, 2004)	$2.99	$2.35

      On February 17, 2004, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the Nasdaq was $2.78 per Share. On February 25, 2004, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the Nasdaq was $3.36 per Share. Shareholders are urged to obtain current market quotations for the Shares.

      According to the Company, cash dividends on the Shares have never been paid.

7.	Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations

      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the SmallCap Market. According to the Nasdaq’s published guidelines, the Nasdaq would consider delisting the Shares if, among other things, (1) the number of round lot holders (holders of 100 Shares or more) should fall below 300; (2) the number of publicly held Shares should fall below 500,000 (Shares held by officers or directors of the Company or by beneficial holders of 10% or more of the Shares ordinarily will not be considered as being publicly held for this purpose); or (3) the aggregate market value of publicly held Shares should fall below $1,000,000.

      According to the Company, as of February 18, 2004 there were 8,830,140 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq for continued listing and the Shares are no longer listed, the market for Shares could be adversely affected.

      If the Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

      Margin Regulations. The Shares are currently “margin securities” under Regulation T of the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer be deemed to be “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company

      The Company is a California corporation with its principal offices at 16955 Via Del Campo, Suite 110, San Diego, California 92127, telephone number (858) 675-7711. According to the Company’s most recent filing with the Commission, the Company is engaged in the business of acquiring, managing and operating airport concessions such as food and beverage, cocktail and lounge, and news and gift retail facilities at various locations across the United States.

      Certain Company Financial Information. Set forth below is certain selected financial information with respect to the Company and its subsidiaries derived from the Company’s audited consolidated financial statements as of and for the years ended December 31, 2001 and 2002, that are contained in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 filed with the Commission (the “10-KSB”) and the Company’s unaudited condensed consolidated financial statements as of and for the nine month periods ended September 30, 2002 and 2003 that are contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the Commission (the “10-Q”). This information should be read in conjunction with the financial statements and notes to those statements contained in the 10-KSB and the 10-Q. More comprehensive financial information is included in those reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under “Available Information”.

CREATIVE HOST SERVICES, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	For the Fiscal Years		For the Nine Months
	Ended December 31,		Ended September 30,

	2001	2002	2002	2003

Consolidated Statements of Operations/ Income:

Total revenues	$30,745,851	$34,615,454	$25,723,451	$28,775,763

Total operating costs and expenses	29,486,680	32,694,601	24,038,254	26,880,302

Income from operations	1,259,171	1,920,853	1,685,197	1,895,461

Total other expense	822,924	594,567	441,551	891,251

Income before income taxes and extraordinary item	436,247	1,326,286	1,243,646	1,004,210

Provision (Benefit) for income taxes	(21,753)	68,481	109,000	420,952

Income before extraordinary item	458,000	1,257,805	1,134,646	583,258

Extraordinary item	(128,261)	—	—	—

Net income	586,261	1,257,805	1,134,646	583,258

Net income per share — Basic	0.06	0.16	0.14	0.07

Net income per share — Diluted	0.08	0.16	0.14	0.07

Weighted average Shares Outstanding — Basic	7,386,478	7,913,223	7,878,060	8,124,223

Weighted average Shares Outstanding — Diluted	7,413,411	7,987,819	7,936,246	8,285,899

	For the Fiscal Year Ended	For the Nine Months Ended
	December 31, 2002	September 30, 2003

Consolidated Balance Sheets Data:

Total assets	$25,727,397	$31,925,519

Other long-term liabilities	162,898	166,004

Line of Credit	1,310,984	—

Notes Payable, less current maturities	1,277,936	7,755,664

Capital lease obligations, less current maturities	1,220,050	885,327

Total shareholders’ equity	17,749,962	18,755,014

      Available Information. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to the Company’s shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a website on the Internet at http://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

      Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although none of Parent, Purchaser, the Information Agent or the Depositary have any knowledge that any such information is untrue, none of Parent, Purchaser, the Information Agent or the Depositary takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. Certain Information Concerning Parent, Purchaser and Ultimate Parent

      Purchaser, a California corporation and wholly owned indirect subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of Purchaser are owned by Compass Holdings, Inc., a Delaware corporation (“CHI”), and a wholly owned direct subsidiary of Parent.

      Parent, a Delaware limited liability partnership, is a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales (“Ultimate Parent”). Parent is wholly owned by two general partners, Compass Group Holdings PLC, a public limited company incorporated under the laws of England and Wales (“Group Holdings”), and Compass Overseas Holdings Ltd, a limited company incorporated under the laws of England and Wales (“Overseas Holdings”). Overseas Holdings is a wholly owned direct subsidiary of Group Holdings. Group Holdings is a wholly owned direct subsidiary of Hospitality Holdings Ltd, a limited company incorporated under the laws of England and Wales (“Hospitality Holdings”) and a wholly owned direct subsidiary of Ultimate Parent.

      Parent serves as an entity through which Ultimate Parent makes investments in its North American operations. Ultimate Parent is the world’s largest foodservice company. Ultimate Parent is listed on the London Stock Exchange and is a member of the FTSE 100. Ultimate Parent’s foodservice operations employ more than 425,000 associates worldwide and include contract catering and concessions. Ultimate Parent is organized geographically into three divisions — United Kingdom, North America and Continental Europe and the rest of the world, and also by market sector within each of these divisions. The market sectors are: Business and Industry, Fine Dining, Vending, Healthcare, Travel, Leisure and Concessions, Education and Defense, Offshore and Remote Site.

      The principal executive offices of Ultimate Parent, Hospitality Holdings, Group Holdings and Overseas Holdings are located at Compass House, Guildford Street, Chertsey, Surrey, England KT16 9BQ, telephone number 011-44-1932-573-000. The principal executive offices of Parent, Purchaser and CHI are located at 2400 Yorkmont Road, Charlotte, North Carolina 28217, telephone number (704) 329-4000. Parent either directly or through CHI owns substantially all of Ultimate Parent’s indirect operating subsidiaries in the United States.

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Ultimate Parent, Group Holdings, Overseas Holdings and Purchaser are set forth in Schedule I hereto.

      During the last five years, none of Purchaser, Parent, Ultimate Parent, CHI, Group Holdings, Overseas Holdings or Hospitality Holdings (together, the “Corporate Entities”), nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

      Except as described in this Offer to Purchase, none of the Corporate Entities or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of any of the Corporate Entities or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Corporate Entities or, to the best knowledge of Purchaser and Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

      Except as described in this Offer to Purchase or the Schedule TO (as defined below), (a) there have not been any contacts, transactions or negotiations between the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission, and (b) none of the Corporate Entities or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

      Because the only consideration in the Offer and the Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Parent and its affiliates, Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. Source and Amount of Funds

      Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger will be approximately $30,022,000, plus reasonable and customary fees and expenses. Additional funds of approximately $876,000 will be required to fund all payments with respect to all outstanding options required pursuant to the Merger Agreement. Additional funds of approximately $1,775,000 will be required to fund the payments with respect to all outstanding warrants required pursuant to the Merger Agreement. Purchaser will obtain necessary funds from capital contributions or intercompany advances from Parent, either directly or through one or more wholly owned subsidiaries of Parent. Parent will obtain such funds from internally generated funds including its banking facilities. The Offer is not conditioned on any financing arrangements.

11. Contacts and Transactions with the Company; Background of the Offer

      Ultimate Parent has historically followed a strategy for long-term growth with a focus on client and customer satisfaction and leadership in the foodservice market. In order to implement that strategy, Ultimate Parent has acquired businesses in certain specific industry sectors of the United States foodservice market. The acquisition of the Company enhances Ultimate Parent’s business in its airport concessions operations in the United States.

      On June 25, 2003, Mr. Johann Weinzetti, President of Select Service Partners, a subsidiary of Ultimate Parent, met with Mr. Sayed Ali, the President and Chief Executive Officer of the Company, to generally discuss the North American airport concession market. Mr. Weinzetti and Mr. Ali are acquaintances and have periodically talked at industry functions. No formal discussion of a proposed transaction took place at that time. Following this meeting, Mr. Thomas G. Ondrof, the Chief Financial Officer of Ultimate Parent’s North America Division, called Mr. Ali regarding similar matters and to introduce himself as Ultimate Parent’s North America Division’s representative in that market. They agreed to meet and talk again later.

      On August 10, 2003, Mr. Ondrof and Mr. Ali met in Chicago, Illinois where Mr. Ondrof informed Mr. Ali of Parent’s interest in a potential negotiated transaction with the Company. Following this meeting, Mr. Ali sent various marketing materials and other publicly available information about the Company to Mr. Ondrof.

      On August 25, 2003, Ultimate Parent’s North America Division entered into a Confidential Disclosure Agreement with the Company (the “Confidential Disclosure Agreement”).

      On September 13, 2003, Mr. Ali and Mr. Ondrof met in Charlotte, North Carolina. At this meeting Mr. Ondrof proposed a possible negotiated acquisition of the Company by Parent and proposed a tentative valuation for the Company. Mr. Ali asserted that a higher purchase price for the Company was warranted, but agreed to continue discussions.

      Various conversations followed between Mr. Ali, Mr. Ondrof and Mr. C. Palmer Brown, Jr., Vice President of Corporate Development of Ultimate Parent’s North America Division, regarding potential terms of a proposed negotiated transaction.

      On October 29, 2003, a term sheet was forwarded from Ultimate Parent’s North America Division to Mr. Ali containing more detailed proposed transaction terms including a higher valuation for the Company. Following this correspondence, representatives from Ultimate Parent’s North America Division began discussions with its legal counsel about proceeding with the transaction.

      On November 5, 2003, Mr. Ali and legal counsel for the Company had a conference call with Mr. Ondrof, Mr. Brown and legal counsel for Ultimate Parent’s North America Division to discuss the proposed timetable for the transaction and the structure of the transaction.

      On November 17, 2003, representatives from Ultimate Parent’s North America Division traveled to San Diego, California and began preliminary due diligence on the Company.

      On November 24, 2003, the Board of Directors appointed two of its members as a Special Committee to consider the Offer and to make a recommendation to the Company’s Board of Directors as a whole.

      On December 2, 2003, Ultimate Parent’s North America Division entered into a Mutual Nondisclosure Agreement with the Company (the “Confidentiality Agreement”) that superseded the Confidential Disclosure Agreement.

      On December 8, 2003, Parent’s counsel delivered an initial draft of the Merger Agreement to the Company’s legal counsel.

      On December 15, 2003, Mr. Ali met with Mr. Ondrof and Mr. Brown in New York, and Mr. Ondrof and Mr. Brown informed Mr. Ali that Ultimate Parent’s North America Division was suspending negotiations of the transaction. Negotiations resumed in early January 2004.

      On January 20, 2004, a representative of Houlihan contacted Mr. Brown seeking a higher valuation for the Company.

      On January 21 and 22, 2004, Mr. Brown and other representatives from Ultimate Parent’s North America Division and its legal counsel met with Mr. Ali and other Company representatives in San Diego, California to negotiate the Merger Agreement and to discuss other transaction issues. On January 22, 2004, Mr. Brown notified Houlihan by letter that Parent would not agree to a higher valuation for the Company.

      Following these meetings, Mr. Ondrof and Mr. Brown spoke by telephone with the Special Committee of the Company’s Board of Directors and Mr. Ali regarding the transaction and the Company’s valuation. Following this discussion, additional telephone conversations were held between Mr. Ondrof, Mr. Brown and Mr. Ali regarding further negotiation of the proposed transaction, as a result of which Ultimate Parent’s North America Division agreed to an increased valuation for the Company and subsequently presented a final offer of $3.40 per Share.

      During the first week of February 2004, Creative Host and Ultimate Parent’s North America Division continued to have discussions with Mr. Jackson concerning the benefits of the proposed transaction and the alternatives available to Creative Host if Mr. Jackson would not support the transaction. Ultimate Parent’s North America Division reiterated that it would not pursue the transaction without the agreement to tender from Mr. Jackson and declined to increase the offer price or change the form of consideration in response to Mr. Jackson. On February 11, 2004, Mr. Jackson agreed to execute the Tender Agreement.

      On the afternoon of February 12, 2004, the Company’s Board of Directors unanimously approved the Offer, the Merger and the other transactions contemplated by the proposed Merger Agreement and authorized the negotiation of a final Merger Agreement.

      On February 17, 2004, the Board of Directors of Purchaser approved the Offer, the Merger and the transactions described in the Merger Agreement.

      On February 17, 2004, the general partners of Parent approved the Offer, the Merger and the transactions described in the Merger Agreement.

      On the afternoon of February 18, 2004, Parent, Purchaser, and the Company concluded negotiations and executed the Merger Agreement and the Option Agreement, and Parent and the Company issued a joint press release in the United States and in London, England announcing the execution of the Merger Agreement.

      On February 26, 2004, in accordance with the Merger Agreement, Purchaser commenced the Offer.

12. Purpose of the Offer; the Merger Agreement; Related Agreements; Plans for the Company

Purpose of the Offer

      The Offer, as the first step in the acquisition of the Company, is intended to facilitate Parent’s acquisition of all the outstanding Shares of the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

      The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company, or by shareholders, if any, who are entitled to and who properly exercise dissenters’ rights under California law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest.

      Vote Required to Approve Merger. The Board of Directors of the Company has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the CGCL. If the Minimum Condition or the Option Exercise Minimum Number, as applicable, and the other conditions to the Offer are satisfied and the Offer is consummated, Purchaser will own a sufficient number of Shares to cause the Merger to occur without a vote of the shareholders of the Company, pursuant to Section 1110 of the CGCL. The Minimum Condition requires that there shall have been validly tendered and not properly withdrawn, together with the Shares owned by Parent, Purchaser and their direct and indirect subsidiaries, at least 90% of the Shares then outstanding on the date of purchase. If however, the Minimum Condition or the Option Exercise Minimum Number, as applicable, is not satisfied but the Revised Minimum Number and the other conditions are satisfied, the Board of Directors of the Company will be required to submit the Merger Agreement to the Company’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the CGCL. Pursuant to the Merger Agreement, the Company has represented that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger by the shareholders of the Company in accordance with the CGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company’s common stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the Short-Form Merger provisions under the CGCL described below (in which case no action by the shareholders of the Company will be required to consummate the Merger), the only remaining corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. If Purchaser acquires the Revised Minimum Number of Shares, or between 50% and 90% of the outstanding Shares, it would have the ability to ensure approval of the Merger by the shareholders of the Company with the approval of a de minimis number of remaining outstanding Shares or no additional Shares, as the case may be.

      If the adoption of the Merger Agreement by the Company’s shareholders is required by law or the Company’s articles of incorporation or bylaws, the Company shall, as promptly as practicable following the acceptance of Shares for purchase pursuant to the Merger Agreement, establish a record date (which will be as promptly as reasonably practicable following the expiration of the Offer) for, duly call, give notice of, convene and hold a meeting of the Company’s shareholders for the purpose of obtaining the shareholder approval of the Merger Agreement. All Shares owned by Purchaser or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. The meeting of shareholders shall be held as soon as practicable following the purchase of Shares pursuant to the Offer.

      Under the CGCL, the merger consideration paid to the Company’s shareholders may not be cash if Purchaser or Parent owns, directly or indirectly, more than 50% but less than 90% of the then-outstanding Shares unless either all the shareholders consent to the Merger or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Corporations Commissioner approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of nonredeemable common stock of Parent. The purpose of the Offer is to obtain 90% or more of the Shares then outstanding and thus to enable Parent and Purchaser to acquire all the equity of the Company for consideration consisting solely of cash.

      THIS OFFER TO PURCHASE ALSO CONSTITUTES NOTICE UNDER SECTION 1110 OF THE CGCL THAT IF PURCHASER, PARENT OR ANY OTHER SUBSIDIARY OF PARENT ACQUIRES AT LEAST 90% OF THE OUTSTANDING SHARES, PARENT OR PURCHASER SHALL CAUSE THE SHORT-FORM MERGER TO BECOME EFFECTIVE WITHOUT ANY FURTHER NOTICE TO THE COMPANY’S SHAREHOLDERS.

      THE OFFER IS CONDITIONED UPON THE MINIMUM CONDITION OR THE OPTION EXERCISE MINIMUM NUMBER BEING SATISFIED.

      THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY’S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

      Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) holders of a majority of the Shares shall have approved the Merger, if required by applicable law (the “Company Shareholder Approval”); (b) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered; and (c) Purchaser shall have previously accepted for payment and paid for the Shares validly tendered pursuant to the Offer.

      Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the “Effective Time”), whether before or after Company Shareholder Approval has been obtained:

(a) by mutual written consent of Parent, Purchaser and the Company;

(b) by either Parent or the Company:

(i) if (A) as a result of the failure of any of the conditions to the Offer set forth in Section 14, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer within the time period for acceptance specified by the Merger Agreement or (B) Purchaser shall not have accepted for payment any

Shares pursuant to the Offer prior to July 6, 2004; provided that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been a principal reason the Offer has not been consummated by such date; or

(ii) if any domestic or foreign (whether national, federal, state, provincial, local or otherwise) government or any court, administrative agency or commission or other governmental or regulatory authority or agency domestic, foreign or supranational (a “Governmental Entity”) shall have issued an order, injunction or other decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger and such order, injunction, decree or ruling or other action shall have become final and nonappealable.

(c) by Parent if the Board of Directors of the Company or any committee thereof shall have (A) withdrawn its recommendation of the Merger Agreement, the Offer or the Merger or modified such recommendation in a manner adverse to Parent or Purchaser or (B) failed to confirm its recommendation to the Company’s shareholders that they accept the Offer and give the Company Shareholder Approval within 10 business days after a written request by Parent that it do so if such request is made following the making of a Takeover Proposal (as defined below under “Takeover Proposals”); provided that Parent may not make more than one such request in respect of a Takeover Proposal unless such proposal has been materially modified;

(d) prior to the Specified Date (as defined below under “Takeover Proposals”) by Parent (i) if the Company shall have breached any of its representations, warranties or covenants contained in the Merger Agreement, which breach would give rise to the failure of a condition set forth in paragraph (c), (d) or (e) of Section 14 hereof, and which breach has not been or is incapable of being cured by the Company within 10 business days after its receipt of written notice thereof from Parent or (ii) if any suit, action or proceeding set forth in paragraph (a) of Section 14 hereof shall have prevailed and become final and nonappealable;

(e) prior to the Specified Date by the Company if any of Parent’s representations and warranties contained in the Merger Agreement shall not be true and correct, except for such failures to be true and correct that (without giving effect to any limitation as to “materiality” set forth therein), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined below) which failure has not been or is incapable of being cured by Parent within 10 business days after its receipt of written notice thereof from the Company;

(f) prior to the Specified Date by the Company in the circumstances described below under “Takeover Proposals” in which such termination is permitted, subject to compliance by the Company with the notice provisions described below and payment of the Termination Fee (as defined below) and expense reimbursement provisions described below;

(g) by the Company if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within six business days after the date of the Merger Agreement; or

(h) by the Company if (i) any material covenant of Parent or Purchaser contained in the Merger Agreement shall have been breached, (ii) the Company shall have delivered to Parent written notice of the breach of such covenant and (iii) at least 10 business days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects.

      Takeover Proposals. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director, employee, attorney, accountant, investment banker, agent, advisor or representative (collectively, “Representatives”) of the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (or, with respect to Representatives who are nonsalaried employees of the Company, knowingly encourage), or take any other action to facilitate (or, with respect to Representatives who are nonsalaried employees of the Company, intentionally facilitate), any Takeover Proposal (as defined below), or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any person with respect to, any Takeover Proposal; provided that at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the “Specified Date”), the Board of Directors of the Company may, in response to a Superior Proposal (as defined below) or a bona fide Takeover Proposal that such Board of Directors determines in good faith is reasonably likely to lead to a Superior Proposal (a “Likely Superior Proposal”), in each case that was unsolicited, and subject to compliance with the notification obligations described below, (x) furnish information with respect to the Company and its subsidiaries to the person making such Superior Proposal or Likely Superior Proposal (and its representatives) pursuant to a customary confidentiality agreement (which confidentiality agreement contains terms that are no less favorable to the Company than the terms of the Confidentiality Agreement); and (y) participate in discussions or negotiations with the person making such Superior Proposal or Likely Superior Proposal (and its representatives) regarding such Superior Proposal or Likely Superior Proposal.

      “Superior Proposal” means any offer not solicited by the Company, or any subsidiary or any Representative thereof (provided that any offer made by any third party contacted by the Company’s Representative in connection with a market check shall not be deemed to have been solicited so long as no contacts with such party were made by the Company, or any subsidiary or Representative thereof, after February 1, 2004), made by a third party to consummate a tender offer, exchange offer, merger, consolidation or similar transaction which would result in such third party (or its shareholders) owning, directly or indirectly, more than 50% of the Shares of the Company (or the surviving entity in a merger) then outstanding or all or substantially all of the assets of the Company and its subsidiaries and otherwise on terms that the Board of Directors of the Company determines in good faith (following receipt of the advice of a financial advisor of nationally recognized reputation) to be more favorable to the holders of Shares than the terms of the Offer, taking into account any changes to the terms of the Merger Agreement proposed in writing by Parent in response to any Superior Proposal or otherwise.

      “Takeover Proposal” means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

      The Merger Agreement further provides that, except as described below, neither the Board of Directors of the Company nor any committee thereof may (i) withdraw (or modify in a manner adverse to Parent or Purchaser) the approval or recommendation by such Board of Directors or any such committee of the Merger Agreement, the Offer or the Merger, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal, (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (each, an “Acquisition Agreement”) constituting or related to, or that is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement referred to above and entered into under the circumstances described above) or (iv) agree or resolve to take any of the actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, at any time prior to the Specified Date, the Board of Directors of the Company may, in response to a Superior Proposal, withdraw or modify the recommendation by such Board of Directors of the Merger Agreement, the Offer or the Merger or terminate the Merger Agreement, if such Board of Directors determines in good faith (after taking into account any changes to the terms of the Merger Agreement proposed in writing by Parent in response to such Superior Proposal and after consultation with a financial advisor of nationally recognized reputation) that failure to do so would be a breach by the Company’s Board of Directors of its fiduciary duties to the Company’s shareholders (and concurrently with or after such termination, if it chooses, cause the Company to enter into any Acquisition Agreement with respect to such Superior Proposal), but only at a time that is prior to the Specified Date and is after the fourth business day following Parent’s receipt of written notice advising

Parent that the Board of Directors of the Company is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

      In addition to the obligations of the Company described in the preceding paragraphs, the Merger Agreement provides that the Company will promptly (and in any event within 24 hours) advise Parent orally and in writing of any request for information or inquiry that the Company reasonably believes could lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry the Company reasonably believes could lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry. The Company shall promptly keep Parent informed in all material respects of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

      The Merger Agreement provides that the provisions described above will not prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to the Company’s shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would violate applicable law; provided, however, that unless it is permitted to do so as described above, neither the Company nor the Board of Directors of the Company nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal.

      Fees and Expenses; Termination Fee. The Merger Agreement provides that except as set forth below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

      In the event that (i)(A) first, a Takeover Proposal shall have been publicly proposed or publicly announced or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, thereafter (B) the Merger Agreement is terminated by either Parent or the Company as described above in paragraph (b)(i) under “Termination of the Merger Agreement” and (C) within 12 months after such termination, the Company or any of its subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal, or (ii) the Merger Agreement is terminated by Parent as described above in paragraph (c) under “Termination of the Merger Agreement” or by the Company as described in paragraph (f) under “Termination of the Merger Agreement”, then the Company shall pay Parent a fee equal to $1,500,000 (the “Termination Fee”). If such fee is to be paid as a result of any event referred to in subsection (i) of the preceding sentence, it shall be paid upon the consummation of the transaction constituting a Takeover Proposal, and if such fee is to be paid as a result of subsection (ii) of the preceding sentence, it shall be paid promptly, but in no event later than the date of such termination. For purposes of this paragraph, the references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%”. The parties have agreed that if the Company fails to promptly pay the amounts due pursuant to this or the following paragraph and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this or the following paragraph, as applicable, the Company shall pay to Parent interest on such amounts at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made and all of Parent’s costs and expenses (including reasonable attorneys’ fees) of bringing such suit.

      The Company shall reimburse Parent and Purchaser for all their expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (a) if the Merger Agreement is terminated in the circumstances described in subsection (i) of the immediately preceding paragraph upon the consummation of the transaction constituting a Takeover Proposal, (b) if the Merger Agreement is terminated in the circumstances described in subsection (ii) of the immediately preceding paragraph or (iii) if the Merger Agreement is terminated pursuant to paragraph (d) under “Termination of the Merger Agreement,” promptly, but in no event later than the date of such termination; provided that the aggregate amount of such reimbursement together with the Termination Fee shall not exceed $1,700,000 in the aggregate.

      Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, except (i) as consented to in writing by Parent, (ii) as specifically contemplated by the Merger Agreement, (iii) as expressly provided for in the Company’s fiscal 2004 budget or (iv) as disclosed on the Company’s disclosure schedule to the Merger Agreement, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use their commercially reasonable efforts to comply with all applicable laws, rules and regulations and, to the extent consistent therewith, use their commercially reasonable efforts to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them in all material respects; provided, however, that the Company shall not be obligated to make any material expenditures under any customer contracts that are not required by the terms of such customer contracts in order to preserve the customer contract. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (B) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, (C) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (D) liquidate or merge with any subsidiaries of the Company;

(ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible securities or any stock appreciation rights or other rights that are linked to the price of the Shares (other than the issuance of Shares upon the exercise of Company Warrants or Company Stock Options (each as defined in the Merger Agreement) pursuant to the Benefit Plans (as defined in the Merger Agreement) that were in existence on the date of the Merger Agreement);

(iii) amend its articles of incorporation or bylaws (or similar organizational documents);

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any assets constituting a business or any corporation, partnership, limited liability company, joint venture or association or other entity or division thereof, or any direct or indirect interest in any of the foregoing, or (B) any assets other than purchases of assets in the ordinary course of business consistent with past practice;

(v) directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any pledge, claim, lien, charge, encumbrance or security interest of any kind (except for purchase money security interests and other liens and encumbrances incurred in the ordinary course of business, including the pledge of all equity interests of the Company’s subsidiaries under the credit agreement dated as of January 17, 2003, among the Company, various lenders, and ING Capital Inc.) or otherwise dispose of any of its properties or assets or any interest therein, except sales of (A) inventory and obsolete assets in the ordinary course of business consistent with past practice and (B) immaterial assets in the ordinary course of business consistent with past practice (but specifically excluding joint venture investments);

(vi) (A) repurchase, accelerate, prepay or incur any indebtedness or guarantee any indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than in the ordinary course of business consistent with past practice, provided that the Net Indebtedness (as defined in the Merger Agreement) of the Company shall not exceed $9,900,000 as of the Specified Date, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than any direct or indirect wholly owned subsidiary of the Company or (C) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or current exchange rates, except agreements or arrangements in respect of contractual commitments of the Company entered into in the ordinary course of business consistent with past practice;

(vii) incur or commit to incur any capital expenditures in excess of $50,000 individually, or $100,000 in the aggregate, whether by acquisition or internal investment, or any obligations or liabilities in connection therewith, other than capital expenditures that are reflected on the Company’s fiscal 2004 budget;

(viii) pay, discharge, settle or satisfy any claims (including claims of shareholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $50,000 (net of any insurance proceeds) in the aggregate other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement of trade payables and other similar liabilities and of claims, liabilities or obligations reflected, reserved against or otherwise disclosed in the most recent audited financial statements (or the notes thereto) of the Company included in documents the Company has filed with the Commission (for amounts not in excess of such reserves or as otherwise disclosed) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

(ix) (A) grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in compensation or pay any bonus, other than in the ordinary course of business consistent with past practice, (B) establish any program for or grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in severance or termination pay, (C) establish, adopt, enter into or amend any Pension Plan (as defined in the Merger Agreement), (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan, (E) take any action to accelerate any rights or benefits, take any action to fund or in any other way secure the payment of compensation or benefits under any Pension Plan or Benefit Plan, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Benefit Plan or Pension Plan, other than as provided below under “Benefit Matters,” or (F) amend or modify or grant any Company Stock Options or Company Warrants, in each case above other than (i) changes that are required by applicable law, (ii) to satisfy obligations existing as of the date of the Merger Agreement or (iii) any amendments that may be necessary to complete the cancellation and settlement of the Company Stock Options or Company Warrants, as described below under “Stock Options, Warrants and Restricted Stock”;

(x) fail to maintain existing insurance at levels substantially comparable to current levels or otherwise in a manner inconsistent with past practice;

(xi) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property Rights (as defined in the Merger Agreement) of the Company and its subsidiaries other than in the ordinary course of business consistent with past practices;

(xii) enter into or amend any agreements pursuant to which any person is granted exclusive marketing, manufacturing or other rights with respect to any material Company product, process or technology;

(xiii) enter into or amend any contract or other agreement, whether written or oral, that (A) contains any guarantees as to the Company’s or any subsidiary’s future revenues or (B) obligates the Company to purchase a material amount of goods or supplies and is not terminable on 90 days’ notice or less except for any capital expenditures otherwise permitted under the terms of the Merger Agreement;

(xiv) extend, renew, amend or otherwise modify any Material Contract (as defined in the Merger Agreement);

(xv) obtain any real property, whether through acquisition, lease, sublease or otherwise, other than in the ordinary course of business consistent with past practice in connection with contracts with customers;

(xvi) hire in excess that number of additional employees required in the good faith judgment of the Company;

(xvii) except insofar as may be required by a change in generally accepted accounting principles in the United States or generally accepted accounting principles of the applicable jurisdiction or changes in applicable law, make any changes in accounting methods, principles or practices;

(xviii) take any action that would reasonably be expected to result in (A) any representation and warranty of the Company set forth in the Merger Agreement that is qualified as to materiality becoming untrue, (B) any such representation and warranty that is not so qualified becoming untrue in any material respect or (C) any condition to the Offer or the Merger not being satisfied (unless such action is expressly permitted by the Merger Agreement);

(xix) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

      Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, at least 49.9% of the Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause Purchaser’s designees to be so elected; provided, however, that in the event that Purchaser’s designees are appointed or elected to the Board of Directors of the Company, until the Effective Time, the Board of Directors of the Company shall have at least a sufficient number of independent directors to comply with the Nasdaq rules in effect from time to time (the “Independent Directors”); and provided further, that in such event, if the number of Independent Directors shall be reduced below the number required by the rules of the Nasdaq for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate a sufficient number of persons to fill such vacancies who are not officers, shareholders or affiliates of the Company, Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser’s designees). In connection with the foregoing, the Company has agreed to promptly, at the option of Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Board of Directors of the Company as provided above.

      Prior to the Effective Time, the Company shall cause each member of its Board of Directors, other than Purchaser’s designees, to execute and deliver a letter effectuating his or her resignation as a director effective immediately prior to the Effective Time.

      Stock Options, Warrants and Restricted Stock. The Merger Agreement provides that upon payment by Purchaser for the Shares pursuant to the Offer, each holder of a Company Stock Option that will terminate on the Specified Date pursuant to Section 6.2 of the Company’s 1997 Stock Option Plan or Section 19 of the Company’s 2001 Stock Option Plan, as applicable, whether or not such Company Stock Option is exercisable on the Specified Date, shall be entitled to receive, in cancellation and full settlement of such Company Stock Option, an amount equal to the product of (a) the number of Shares for which the Company Stock Option is exercisable and (b) the excess, if any, of the price per Share paid pursuant to the Offer over the exercise price per Share provided for in the Company Stock Option (the “Option Consideration”), if such product is a positive number. At the Effective Time, the Company shall pay (or cause to be paid) the Option Consideration in cash to each holder of a Company Stock Option to whom Option Consideration is payable. The Company shall take such other actions available under the Company Stock Plans (as defined in the Merger Agreement) to effect the cancellation of all Company Stock Options. The Company agrees to use commercially reasonable efforts to obtain consents from the holders of such Company Stock Options to their cancellation to the extent Parent determines such consents to be advisable.

      Upon payment by Purchaser for shares of Common Stock pursuant to the Offer, each Company Warrant outstanding immediately prior to the Specified Date, whether or not then exercisable, shall be converted into an obligation of the surviving corporation to pay upon exercise thereof, and a right of each holder thereof to receive in full satisfaction of such Company Warrant, cash in an amount equal to the product of (a) the number of shares of Company Common Stock for which the Company Warrant is exercisable and (b) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock provided for in the Company Warrant (the “Warrant Consideration”), if such product is a positive number. As soon as practicable following payment by Purchaser for shares of Common Stock pursuant to the Offer, but no later than the Effective Time, the Company shall pay (or cause to be paid) the Warrant Consideration in cash to each holder of a Company Warrant to whom the Warrant Consideration is payable. The Company shall take such other actions necessary to effect the cancellation of all Company Warrants. The Company agrees to use commercially reasonable efforts to obtain consents from the holders of such Company Warrants to their cancellation to the extent Compass determines such consents to be advisable.

      Notwithstanding any provision in any granting agreement or other document to the contrary, all restrictions on the Shares granted under any of the company incentive plans shall lapse at the Specified Date, and the holder of such restricted Shares shall be entitled to tender such Shares in the Offer or receive for each restricted Share, in cancellation and full settlement of such restricted Share, the price per Share paid pursuant to the Offer in cash.

      Benefits Matters. The Merger Agreement provides that from and after the Effective Date (but for no longer than a 12-month period), the surviving corporation shall continue to honor in accordance with their respective terms the Benefit Plans, Pension Plans (as that term is used in the Merger Agreement) and all of the Company’s other employee benefit, compensation, employment, severance and termination agreements, plans and policies, including any rights or benefits arising as a result of the transactions contemplated by the Merger Agreement (either alone or in combination with any other event). The closing of the Merger will not affect the Benefit Plans and Pension Plans offered to employees of the Company as of the date of the Merger Agreement. If the surviving corporation or Parent terminates any or all of such Benefit Plans and Pension Plans after the closing, the surviving corporation will offer employees of the surviving corporation benefits that are comparable to those offered under such Benefit Plans and Pension Plans.

      Nothing contained in the Merger Agreement shall be construed to prevent the termination of employment of any individual Company employee or any change in the employee benefits available to any individual Company employee or the amendment or termination of any particular Benefit Plan, Pension Plan or other employee benefit plan, program, policy or arrangement to the extent permitted by its terms as in effect immediately prior to the Specified Date.

      During the period from the date of the Merger Agreement to the Effective Time, the Company will permit no further discounted purchases of the Shares with director fees or deferred compensation for Company Directors.

      Indemnification and Insurance. Parent and Purchaser have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on February 18, 2004, in favor of the then-current or former directors or officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in their respective articles of incorporation or bylaws (or similar organizational documents) and any indemnification agreement in effect between the Company and any Indemnified Party as of February 18, 2004 shall be assumed and continued by the surviving corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. The articles of incorporation and bylaws of the surviving corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s articles of incorporation and bylaws on the date of the Merger Agreement, and, during the period commencing on the Specified Date and ending on the sixth anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party. Notwithstanding any other provisions in any such articles of incorporation or bylaws to the contrary, any Indemnified Party who is an officer or director of the Company as of the date of the Merger Agreement will provide notice to the surviving corporation and Parent of any third-party claim that may give rise to an indemnity obligation, and the surviving corporation and Parent shall have the ability to participate in the defense of any such claim

      In the Merger Agreement, Parent has agreed that for six years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of the Merger Agreement; provided that (i) Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required by such provision of the Merger Agreement and (ii) in no event shall Parent be required to pay annual premiums for insurance described in this paragraph in excess of 200% of the amount of the annual premiums paid by the Company for 2003 for such purpose; provided further that if annual premiums payable for such insurance coverage exceed 200%, Parent shall nevertheless be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount.

      The provisions of the Merger Agreement described in “Indemnification and Insurance” shall survive the acquisition of Shares pursuant to the Offer and shall also survive consummation of the Merger and the Effective Time. Further, such provisions may be enforced by the Indemnified Parties and their respective heirs, representatives, successors and assigns, and is binding on all successors and assigns of Parent and the surviving corporation.

      Fairness Hearing. If Purchaser elects to request a fairness hearing with the Corporations Commissioner, each of Parent, Purchaser and the Company shall use all commercially reasonable efforts to cause the Corporations Commissioner to approve the fairness of the terms and conditions of the Merger at the fairness hearing; provided that none of the parties to the Merger Agreement shall be obligated to amend the Merger Agreement to change the Merger Consideration (as defined in the Merger Agreement). The Company shall provide and include in the application for the fairness hearing such information relating to the Company as may be required pursuant to the rules of the Corporations Commissioner, including a copy of the fairness opinion and valuation reports received by the Company in connection with the Merger. The application shall also include the recommendation of the Merger Agreement, the Offer and the Merger by the Board of Directors of the Company.

      Commercially Reasonable Efforts; Notification. The Merger Agreement provides that each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using all commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions to the Offer and the Merger to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, as promptly as reasonably practicable, and in any event, within 15 business days after the date of the Merger Agreement and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any provision of the Company’s articles of incorporation, bylaws or state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, take all acts necessary to ensure that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such provision, statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. The Company and Parent shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated thereby and work cooperatively in connection with obtaining any such waivers, consents, approvals, orders and authorizations, including, without limitation: (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement (except such communications which counsel to the Company advises the Company is privileged under the attorney-client privilege or similar privilege), (ii) permitting the other party to review and discuss in advance, and considering in good faith the views of one another in connection with, any proposed written (or material proposed oral) communication with any Governmental Entity, (iii) not participating in any meeting with any Governmental Entity unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party the opportunity to attend and participate, (iv) furnishing the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to the Merger Agreement, the Offer and the Merger and (v) furnishing the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity, and which is not of a privileged nature or which contains competitively sensitive information. The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, of (x) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (y) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

      Representations and Warranties. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; subsidiaries; capital structure; authority and enforceability; consents; Commission filings; absence of certain changes; litigation; contracts; compliance with laws; benefit plans; employment and labor relations; absence of certain business practices; environmental matters; taxes; insurance; intellectual property; absence of indemnifiable claims; and the opinion of the Company’s financial advisor.

      Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified as to “materiality” or “Material Adverse Effect”. For purposes of the Merger Agreement and the Offer, the term “Material Adverse Effect” means any state of facts, change, inaccuracy, development, effect, event, violation, condition, circumstance or occurrence (considered together with all other matters that would constitute a breach of the representations and warranties of the Company set forth in the Merger Agreement, disregarding any “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties) that is materially adverse to (a) the business, condition, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its material obligations under the Merger Agreement, other than adverse changes resulting from (i) general national, international or regional economic, financial or market conditions, (ii) conditions, circumstances or changes affecting the food-service industry in general and not the Company and its subsidiaries specifically, (iii) any change in accounting requirements or principles or any change in applicable law, rules or regulations or interpretation thereof or (iv) any adverse effect that results from the commencement or pendency of the Offer, the Merger or any of the other transaction contemplated by the Merger Agreement (which shall in no event include the Company’s failure to obtain a third-party consent to the transactions contemplated by the Merger Agreement); provided, however, notwithstanding the foregoing, if the Company’s representation and warranty regarding its capital structure is inaccurate and in connection with such inaccuracy, there are or could reasonably be one or more claims against Parent involving more than 50,000 Shares, or securities exercisable for or convertible into in excess of 50,000 Shares, a Material Adverse Effect on the Company shall be deemed to have occurred.

      Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement may be amended by the parties at any time, whether before or after the Company Shareholder Approval has been obtained by an instrument in writing signed on behalf of each of the parties; provided that, after the purchase of Shares pursuant to the Offer, no amendment shall be made that decreases the Offer Price and, after the Company Shareholder Approval has been obtained, there shall be made no amendment that by law requires further approval by the Company’s shareholders without the further approval of the Company’s shareholders. Following the election or appointment of Purchaser’s designees to the Company’s Board of Directors as described above and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement.

      At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein; provided that after the Company Shareholder Approval has been obtained, there shall be made no waiver that by law requires further approval by such shareholders of the parties without the further approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to the Merger Agreement of any of its rights under the Merger Agreement preclude any other or further exercise of such rights or any other rights under the Merger Agreement.

      The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer (the “Schedule TO”). The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

  Option Agreement

      Under the Option Agreement, the Company granted to Parent and Purchaser an irrevocable option (the “Top-Up Stock Option”) to purchase that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and any other subsidiary of Parent immediately following the consummation of the Offer, will constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares), calculated in accordance with the Option Agreement at a purchase price per Top-Up Option Share equal to the Offer Price.

However, the Top-Up Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

      Subject to the terms and conditions of the Option Agreement, the Top-Up Stock Option may be exercised by Parent and Purchaser, at their election at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A “Top-Up Exercise Event” will occur, for purposes of the Option Agreement, only upon Purchaser’s acceptance for payment pursuant to the Offer of Shares constituting, together with Shares owned directly or indirectly by Purchaser, Parent or any other subsidiary of Parent, more than 88% but less than 90% of all outstanding Shares on the date of purchase. Except as provided in the last sentence of this paragraph, the “Top-Up Termination Date” will occur, for purposes of the Option Agreement, upon the earliest to occur of: (1) the Effective Time; (2) the date that is 20 business days after the Specified Date; (3) the termination of the Merger Agreement; and (4) the date on which Purchaser reduces the Minimum Condition to the Revised Minimum Number and accepts for payment the Revised Minimum Number of Shares. Nevertheless, even if the Top-Up Termination Date has occurred, Parent and Purchaser will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Option Agreement prior to such occurrence.

      The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) no provision of any Contract (as defined in the Merger Agreement), Benefit Plan (as defined in the Merger Agreement), instrument, applicable law or regulation and no judgment, injunction, order or decree shall prohibit the issuance of the Top-Up Stock Option, the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise; (b) no lawsuit shall be pending seeking to prevent the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares; and (c) delivery of the Top-Up Option Shares would not require shareholder approval pursuant to the rule set forth in Section 4350(i)(1)(D) of the Nasdaq Marketplace Rules (although Parent and Purchaser may waive this condition in their sole discretion).

      The foregoing summary of the Option Agreement is qualified in its entirety by reference to the Option Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO.

  Tender Agreements

      Concurrently with the execution and delivery of the Merger Agreement, Parent, Purchaser and Mr. Ali entered into a Tender and Voting Agreement (the “Ali Tender Agreement”), pursuant to which Mr. Ali agreed to tender into the Offer the Shares currently owned by him. The Ali Tender Agreement further provides that Mr. Ali must vote his Shares during the term of the Ali Tender Agreement (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement; (b) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of Mr. Ali contained in the Ali Tender Agreement; and (c) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Takeover Proposal) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere with, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Ali Tender Agreement, in each case at any annual, special or other meeting or action of the shareholders of the Company, in lieu of a meeting or otherwise. If Mr. Ali fails to vote his Shares in accordance with the foregoing, he has, in the Ali Tender Agreement, irrevocably appointed Purchaser as his proxy to vote his Shares in connection with the transaction in the following manner: (i) for the adoption and approval of the Merger Agreement and the Merger and (ii) otherwise as Mr. Ali is contractually bound to vote them pursuant to the Ali Tender Agreement, including with respect to the transaction or any Takeover Proposal.

      Concurrently with the execution and delivery of the Merger Agreement, Parent, Purchaser and J. Stewart Jackson, IV entered into a Tender Agreement (the “Jackson Tender Agreement” and, together with the Ali

Tender Agreement, the “Tender Agreements”), pursuant to which Mr. Jackson agreed to tender into the Offer the Shares currently owned by him. Mr. Jackson has also agreed that, to the extent that he has a beneficial interest in any other Shares that are not subject to the Jackson Tender Agreement, he will use his best efforts to cause such Shares to be tendered in the Offer as soon as possible after its commencement.

      The Tender Agreements further provide that Mr. Ali and Mr. Jackson will not (a) except as consented to in writing by Parent in its sole discretion, directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of their Shares subject to the Tender Agreements, or agree to do any of the foregoing, and (b) take any action that would have the effect of preventing or disabling them from performing their obligations under the Tender Agreements.

      In addition, during the term of the Tender Agreements, neither Mr. Ali or Mr. Jackson nor any person acting as an agent of either of them or otherwise on their behalf shall, directly or indirectly, (a) solicit, initiate, facilitate or encourage any inquiries relating to, or the submission of, any Takeover Proposal, (b) participate in any discussions or negotiations regarding any Takeover Proposal, or furnish to any person any information or data with respect to or provide access to the properties of the Company or its subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (c) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, except, with respect to Mr. Ali, to the extent permitted under Section 5.2 of the Merger Agreement. Messrs. Ali and Jackson agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing.

      The Tender Agreements terminate upon the earliest of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms or (3) such date and time as any amendment to the Merger Agreement is effected without the Tendering Shareholder’s consent.

      Collectively, the Tender Agreements represent 3,562,668 Shares, or approximately 40.3% of all outstanding Shares on February 18, 2004.

      The foregoing summaries of the Tender Agreements are qualified in their entirety by reference to the Tender Agreements, copies of which are filed as Exhibits (d)(2) and (d)(3) to the Schedule TO.

  The Confidentiality Agreement

      Pursuant to the Confidentiality Agreement, the Company and Parent agreed to keep confidential certain information provided by the Company or its representatives. The Confidentiality Agreement also contains a standstill provision. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

  Employment Agreements

      In connection with the execution of the Merger Agreement, the Company and Compass Group USA, Inc., an indirect wholly owned subsidiary of Parent (“Compass”), executed an addendum, dated February 18, 2004, with Mr. Ali (the “Addendum”) to amend the original employment agreement entered into by the Company and Mr. Ali on November 1, 2002 (the “Ali Employment Agreement”). The Addendum provides that Mr. Ali shall continue as Chief Executive Officer of the Company and shall assume such responsibilities and positions as the executive officers of Compass shall determine from time to time. The Addendum also provides that the term of the Ali Employment Agreement shall continue until the fourth annual anniversary of the completion of the Merger (the “Term”), unless extended or renewed by the parties. The Addendum states that Mr. Ali’s annual base salary will be $300,000 and will increase annually by $25,000 to a maximum of $375,000. The Addendum further provides that Mr. Ali shall be paid a discretionary annual bonus based on factors to be determined, and shall receive all benefits provided by Compass to similarly situated executives of Compass, including incentive compensation plans. Under the terms of the Addendum, Mr. Ali agreed that he will not, for a period of the greater of 24 months or the number of full months remaining from Mr. Ali’s last day of employment by the Company until March 31, 2008 (the “Noncompetition Period”) directly or indirectly engage in Competitive Activity (as defined in the Addendum) within the Territory (as defined in the Addendum). Upon termination by Mr. Ali for the Company’s breach of the Ali Employment Agreement, Mr. Ali shall be paid severance in an amount equal to the monthly equivalent of his annual base salary then in effect multiplied by the number of full months of the Noncompetition Period.

      Also in connection with the Merger Agreement, Compass entered into an Employment Agreement dated February 18, 2004 with Ms. Tasneem Vakharia (the “Vakharia Agreement”). The Vakharia Agreement provides that Ms. Vakharia will, among other things, (i) be employed as the Executive Vice President and Secretary of the Company; (ii) receive an annual base salary of $112,000; (iii) receive all other benefits provided by the Company, including bonuses, incentive compensation plans and employee welfare benefit plans; (iv) if terminated due to death, receive one year’s annual salary and any accrued, unpaid bonus; (v) if terminated due to Termination Without Cause (as defined in the Vakharia Agreement), receive severance in the amount equal to the annual base salary; and (vi) not directly or indirectly solicit employees of the Company, or any employee of an affiliate of the Company, or engage in Competitive Activity (as defined in the Vakharia Agreement) within the territory set forth in the Vakharia Agreement for a period of twelve months following termination of employment.

      By letter dated February 18, 2004, Louis Coccoli, Jr., president of GladCo Enterprises, Inc., a subsidiary of the Company, agreed that the Offer and the Merger do not constitute a change of control under his employment agreement and that his employment agreement remains in full force and effect.

      The foregoing summary of the employment agreements is qualified in its entirety by reference to the signed employment agreements, which are attached hereto as Exhibits (d)(6) and (d)(7) to the Schedule TO.

  Plans For The Company

      Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the Company’s potential contribution to Parent’s business.

      Except as indicated in this Offer to Purchase, Parent does not have any current plans or proposals that relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present management of the Company; any material changes in the Company’s present capitalization or dividend policy; or any other material change in the Company’s corporate structure or business, except that as of the Effective Time, the present members of the Board of Directors of the Company will resign. Notwithstanding the foregoing, promptly after Purchaser acquires a majority of the Shares, Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company equal to the percentage of aggregate voting power of the Shares purchased by Purchaser pursuant to the Offer, rounded to the next whole number. Parent expects that the Board of Directors of the Company would not declare dividends on the Shares.

      THE FOLLOWING DESCRIPTION OF CERTAIN PROVISIONS OF THE CGCL IS NOT NECESSARILY COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CGCL.

  Dissenters’ Rights

      Shareholders do not have dissenters’ rights as a result of the Offer. However, if the Merger is consummated, certain shareholders who fully comply with and meet all the requirements of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have certain rights to dissent and to require the Company to purchase their Shares for cash at “fair market value.” Qualifying Shareholders will be entitled to exercise dissenters’ rights under the CGCL if such holders properly file a demand for payment.

      Under the CGCL, the “fair market value” of the Shares may be one agreed to by the Company and the Qualifying Shareholder or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price.

      If the Merger is not completed, no Qualifying Shareholder will be entitled to have the Company purchase such holder’s Shares under Chapter 13 of the CGCL. If a shareholder and the Company do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and the Company fail to agree on the fair market value of Shares and neither the Company nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after the Company mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ rights, that shareholder may not withdraw the demand without the Company’s consent.

      The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL.

      FAILING TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CGCL FOR PERFECTING DISSENTERS’ RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

  Going-Private Transactions

      The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Purchaser does not believe that Rule 13e-3 will apply to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the Commission and disclosed to shareholders prior to the consummation of the Merger.

13. Dividends and Distributions

      As discussed in Section 12, the Merger Agreement provides that from February 18, 2004, until the Effective Time, without the prior approval of Parent, the Company may not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock.

14. Certain Conditions of the Offer

      The Merger Agreement provides that Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may terminate the Offer and the Agreement, if

(i) the Minimum Condition or the Revised Minimum Number, as applicable, has not been satisfied;

(ii) there shall be in effect any voluntary agreement between Parent and the United States Federal Trade Commission or the United States Department of Justice pursuant to which Parent has agreed not to accept for payment any Shares pursuant to the Offer for any period of time; or

(iii) at any time after the date of the Merger Agreement, and before acceptance for payment of any Shares, Parent shall have determined in its reasonable good faith discretion that any of the following events shall have occurred and be continuing:

(a) there shall be pending or formally threatened any suit, action or proceeding by any Governmental Entity, (i) challenging the acquisition by Parent or Purchaser of any shares of common stock of the Company, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of Shares (or shares of common stock of the Company following the Merger) by Parent or Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of the business or assets of the Company or Parent and their respective subsidiaries, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or (iv) that otherwise is reasonably expected to have a Material Adverse Effect in each of (i) through (iv) above, subject to the parties’ obligations to use their commercially reasonable efforts to avoid such an occurrence as set forth in Section 12 hereof;

(b) any Legal Restraint or any action or proceeding that may result in the filing of any injunction or other order that has the effect of preventing the purchase of Shares pursuant to the Offer or the Merger shall be in effect;

(c) the representations and warranties of the Company contained in the Merger Agreement shall not have been accurate in all respects as of the date of the Merger Agreement, except that any inaccuracies in such representations and warranties will be disregarded if the inaccuracies or circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on the Company; provided, however, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(d) the representations and warranties of the Company contained in the Merger Agreement shall not be accurate in all respects as of the Specified Date as if made on and as of the Specified Date, except that any inaccuracies in such representations and warranties will be disregarded if the inaccuracies or the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on the Company; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and any modification to the schedules to the Merger Agreement made after the date of the Merger Agreement shall be disregarded;

(e) the Company shall have breached or failed in any material respect to perform or comply with any covenant or obligation that the Company is required to perform or comply with at or prior to the Specified Date;

(f) except as set forth in the Company’s disclosure schedules to the Merger Agreement or in the documents the Company had filed with the Commission prior to February 18, 2004, since the date of the Merger Agreement, there shall have been any state of facts, change, development, effect, event, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to have, a Material Adverse Effect on the Company;

(g) the Company shall have failed to obtain an appropriate consent to the Merger from the counterparties to Customer Contracts (as that term is used in the Merger Agreement) that represent aggregate projected 2004 revenue of at least $40,000,000 as set forth in the applicable schedule to the Merger Agreement;

(h) the Company’s Net Indebtedness exceeds $9,900,000;

(i) Parent and Purchaser shall not have received each of the following agreements and documents: (i) a certificate executed on behalf of the Company by its Chief Executive Officer and

Chief Financial Officer confirming that the conditions set forth in paragraphs (b), (c) , (d), (e), (f), (g), (h) and (j) of this Section 14 have been duly satisfied and (ii) the written resignations of all directors of the Company and its subsidiaries as and to the extent required by the terms of the Merger Agreement; or

(j) the Merger Agreement shall have been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their reasonable discretion; provided that Purchaser and Parent may only waive or modify the Minimum Condition as set forth in Section 1.1 of the Merger Agreement. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. Certain Legal Matters

      Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of Purchaser, Parent or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and Purchaser currently contemplate that such approval or other action will be sought. While (except as otherwise expressly described in this Section 15) Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 for a description of certain conditions to the Offer.

      State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to apply to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

      Under the CGCL, the Merger consideration paid to the Shareholders of the Company may not be cash if Purchaser or Parent owns directly or indirectly more than 50% but less than 90% of the then-outstanding

Shares, unless either all the shareholders of the Company consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof.

      If the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser will, in its sole discretion, either (x) extend the Offer pursuant to the provisions of the Merger Agreement, (y) amend the Offer in contemplation of the exercise of the Option Agreement (to the extent the Option Agreement is exercisable at such time) to reduce the Minimum Condition to the Option Exercise Minimum Number or (z) amend the Offer to provide that, if (i) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (after giving effect to the issuance of any Shares theretofore acquired by Parent or Purchaser) and (ii) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next-scheduled Expiration Date is more than 50% but less than 90% of the then-outstanding Shares, Purchaser shall waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Number and, subject to the prior satisfaction or waiver of the other conditions of the Offer, either (A) purchase, on a pro rata basis, the Revised Minimum Number of Shares or (B) (1) purchase all Shares that have been tendered and not withdrawn as of such Expiration Date, (2) prepare and file a permit application under Section 25142 of the CGCL and a related information statement or other disclosure document, and shall request a hearing on the fairness of the terms and conditions of the Merger pursuant to Section 25142 of the CGCL, and (3) otherwise comply with the CGCL (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares less than the Revised Minimum Number of Shares that are tendered pursuant to the Offer and not withdrawn at the expiration date). In either case, Purchaser will seek the approval of the Merger by the requisite vote of the shareholders in order to consummate the Merger.

      Based on information supplied by the Company, Purchaser does not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14.

16. Fees and Expenses

      Parent and Purchaser have retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Trust Company of New York to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

      Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      Parent and Purchaser have filed with the Commission the Schedule TO, together with exhibits, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth the recommendation of its Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8.

YORKMONT FIVE, INC.

February 26, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ULTIMATE PARENT, GROUP HOLDINGS,

OVERSEAS HOLDINGS AND PURCHASER

Directors and Executive Officers of Ultimate Parent

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Ultimate Parent and certain other information are set forth below. Unless otherwise indicated below, (1) the address of each Ultimate Parent director and executive officer is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ and (2) the directors and executive officers listed below are citizens of the United Kingdom.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Ultimate Parent	Years; Outside Directorships

Francis H. Mackay (59)	Chairman
Appointed Chief Executive of Ultimate Parent in 1991 and additionally Deputy Chairman in 1994; became Chairman of Ultimate Parent in July 1999; appointed Chairman of Group Holdings in February 1987; Director of Overseas Holdings since June 1992; a Non-executive Chairman of Kingfisher plc.

Michael J. Bailey (55)	Director, Chief Executive Officer
Director of Ultimate Parent since 1995 and Chief Executive Officer of Ultimate Parent’s North America Division from 1994 to 1999; became Chief Executive of Ultimate Parent in July 1999; appointed President and Chief Executive Officer of Group Holdings in September 1995; Director of Overseas Holdings since September 1997.

Peter H. Blackburn (63)	Non-executive Director
Non-executive Director of Ultimate Parent since April 2002; Chairman of Northern Foods plc and Non-executive Director of SIG plc; formerly President of the Food and Drink Federation and Chairman and Chief Executive Officer of Nestlé U.K.; c/o Northern Foods plc, Beverley House, St. Stephen’s Square, Hull HU1 3XG.

Denis P. Cassidy (71)	Non-executive Director
Non-executive Director of Ultimate Parent since June 1994; Non-executive Director of Forever Broadcasting plc; formerly Chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, The Oliver Group plc and Ferguson International Holdings PLC; c/o Cassidy & Partners, P.O. Box 593, Peterborough PE1 1WN.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Ultimate Parent	Years; Outside Directorships

Peter E.B. Cawdron (60)	Senior Independent Non-executive Director, Deputy Chairman
Non-executive Director of Ultimate Parent since November 1993 and Deputy Chairman since July 1999; formerly a Director of Grand Metropolitan PLC, and is now a Non- executive Director of several companies, including Capita Group PLC, Johnston Press PLC, ARM Holdings PLC, Punch Taverns PLC and Capital Radio PLC; c/o The Old Bakery, Rectory Road, Great Haseley, Oxfordshire OX44 7JG.

Alain F. Dupuis (59)	Director, Chief Executive Officer, Global Business Division
Director of Ultimate Parent since September 1995 and Chief Executive Officer, Global Business Division of Ultimate Parent since 1997; Director of Group Holdings since September 1995; Founder of Ticket Restaurant in Belgium and previously Chief Executive Officer of Seafood Broiler, a Californian restaurant chain, National Cleaning Contractor, a building maintenance company in the US, and Eurest International.

Valerie F. Gooding (53)	Non-executive Director
Non-executive Director of Ultimate Parent since January 2000; Chief Executive of BUPA since September 1996; a Non-executive Director of BAA plc; formerly a director of Cable & Wireless Communications plc; c/o BUPA, BUPA House, 15/19 Bloomsbury Way, London, England WC1A 2BA.

Clive W.P. Grundy (52)	Human Resources Director	Director of Ultimate Parent since October 2002 and Human Resources Director since 1996.
Sven A. Kado Germany (59)	Non-executive Director
Non-executive Director of Ultimate Parent since April 2002; Chairman of Marsh & McLennan Holdings GmbH and formerly Chief Financial Officer of Nixdorf Computer AG and of Dyckerhoff AG and Senior Advisor at Principal Finance Group/ Nomura International; c/o Marsh & McLennan Holdings GmbH, Marstallstrasse 11, 80539 Munich, Germany.

Andrew P. Lynch (47)	Finance Director
Finance Director of Ultimate Parent since 1997. Prior to 1997, Finance Director of Ultimate Parent’s UK Division; Director of Group Holdings since January 1997; Director of Overseas Holdings since March 1998; a Non-executive Director of Dixons Group PLC.

Ronald M. Morley (51)	Company Secretary	Company Secretary since 1989; Director of Group Holdings since May 2001; Director of Overseas Holdings since July 1999.

Directors and Executive Officers of Group Holdings

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Group Holdings and certain other information are set forth below. Where such individual is also a director or executive officer of Ultimate Parent, biographical information has not been provided. Unless otherwise indicated below, (1) the address of each Group Holdings director and executive officer is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ; and (2) the directors and executive officers listed below are citizens of the United Kingdom.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Group Holdings	Years; Outside Directorships

Francis H. Mackay (59)	Chairman	See biographical information under Ultimate Parent Board.
Michael J. Bailey (55)	President and Chief Executive Officer	See biographical information under Ultimate Parent Board.
Alain F. Dupuis (59)	Director	See biographical information under Ultimate Parent Board.
Andrew P. Lynch (47)	Director	See biographical information under Ultimate Parent Board.
Ronald M. Morley (50)	Director	See biographical information under Ultimate Parent Board.
Andrew V. Derham (50)	Company Secretary
Deputy Company Secretary for Ultimate Parent since January 2001; Secretary for Granada Group PLC from 1989 to January 2001; Company Secretary of Group Holdings since May 2002; Company Secretary of Overseas Holdings since May 2002.

Directors of Overseas Holdings

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director of Overseas Holdings and certain other information are set forth below. Where such individual is also a director or executive officer of Ultimate Parent or Group Holdings, biographical information has not been provided. Unless otherwise indicated below, (1) the address of each Overseas Holdings director is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ; and (2) the directors listed below are citizens of the United Kingdom. Overseas Holdings does not have executive officers.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Overseas Holdings	Years; Outside Directorships

Francis H. Mackay (59)	Director	See biographical information under Ultimate Parent Board.
Michael J. Bailey (55)	Director	See biographical information under Ultimate Parent Board.
Antoine E. A. Cau France (56)	Director	Chairman and Chief Executive, Western Europe Division of Ultimate Parent since January 2001; Chief Executive of Forte Hotels from 1998 to January 2001; Director of Overseas Holdings since June 2001.
Andrew P. Lynch (47)	Director	See biographical information under Ultimate Parent Board.
Ronald M. Morley (50)	Director	See biographical information under Ultimate Parent Board.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Overseas Holdings	Years; Outside Directorships

Andrew V. Derham (50)	Company Secretary	See biographical information under Group Holdings Board.

Directors and Executive Officers of Purchaser

      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. The address of each director and executive officer of Purchaser is c/o Compass Group USA, Inc., 2400 Yorkmont Drive, Charlotte, North Carolina 28217. Each director and executive officer of Purchaser is a citizen of the United States.

Name and Citizenship	Positions and Offices Held with	Principal Occupation and Business Experience During Past Five
(Age at 2/18/04)	Purchaser	Years; Outside Directorships

Thomas G. Ondrof (39)	Director, President	Chief Financial Officer of Ultimate Parent’s North America Division since July 1999; Vice President–Finance and Planning of Ultimate Parent’s North America Division from May 1998 to July 1999.
Antony G. Shearer (40)	Director	Chairman of Foodbuy LLC, an indirect subsidiary of Parent, since July 2001; Vice President–Information Systems of Ultimate Parent’s North America Division from November 1994 to July 2001.
Johnny C. Taylor, Jr. (35)	Director, Executive Vice President, General Counsel and Secretary
Executive Vice President, General Counsel and Secretary of Ultimate Parent’s North America Division since January 2004, Senior Vice President, General Counsel and Secretary of Ultimate Parent’s North America Division from May 2002 to January 2004; General Counsel and Senior Vice President–Human Resources of Paramount Parks, Inc. from March 1998 to May 2002.

      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
Computershare Trust Company	For Eligible Institutions Only:	Computershare Trust Company
of New York	(212) 701-7636	of New York
Wall Street Station		Wall Street Plaza
P.O. Box 1010	For Confirmation Only Telephone:	88 Pine Street, 19th Floor
New York, NY 10268-1010	(212) 701-7600	New York, NY 10005

      Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and location listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, NY 10016
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885
Email: proxy@mackenziepartners.com